515 Congress Avenue Suite 1400 Austin, TX 78701 +1 512 394 3000 Main +1 512 394 3001 Fax www.dechert.com
MARGARET E. WILSON margaret.wilson@dechert.com +1 512 394 3015 Direct Admitted in New York and Pennsylvania only; not admitted in Texas

January 28, 2021

VIA EDGAR

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:   RBC Funds Trust (the “Trust” or “Registrant”)

        File Nos.:    333-111986; 811-21475

Dear Ms. Vroman-Lee:

We are writing in response to comments provided telephonically on January 7, 2021 with respect to Post-Effective Amendment No. 145 filed on Form N-1A on November 25, 2020 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class A shares of the RBC Small Cap Value Fund, a new share class of the Fund. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

Comment 1.  Please provide a completed fee table for each Fund.

Response 1.    The disclosure has been revised accordingly.

Comment 2.  RBC SMID Cap Growth Fund’s principal investment strategies state that the Advisor prefers companies that have “[a] unique market niche and broad market opportunities” and “[s]olid accounting methodology.” Please revise the disclosure to clarify what the Advisor considers to be a unique market niche and solid accounting methodology.

Response 2.    The disclosure regarding “[a] unique market niche and broad market opportunities” has been revised to clarify that the Advisor prefers companies that have a stable and durable business model. The disclosure regarding solid accounting methodology has been removed.

Comment 3.  For each applicable Fund, please revise the Fund’s principal investment strategies to clarify how the Advisor takes ESG factors into account as part of the investment process or remove the reference to the consideration of ESG factors. The Fund’s disclosure in response to Item 4 need only be a summary, with greater detail provided in response to Item 9. In connection with this comment, please also consider the following related comments:

a)   In response to Item 4, please revise the disclosure to include the Fund’s plain English definition of ESG.

b)   In response to Item 4, please briefly summarize the Advisor’s ESG screening methodology.

c)   Please revise the disclosure to describe the specific factors or criteria the Advisor considers in determining whether an issuer possesses ESG characteristics consistent with the Fund’s ESG definition.

d)   Please revise the disclosure to clarify the objective of the Advisor’s ESG analysis and how the outcome is applied (e.g., whether there are ESG standards that an investment must meet).

e)   In response to Item 4, please clarify (i) whether ESG criteria are applied to every investment or only certain investments and (ii) whether ESG is the exclusive factor considered or is one of several factors.

f)    Please revise the Fund’s principal risks to include corresponding risk disclosure (e.g., with respect to data availability and reporting).

g)   Please disclose how the Fund will approach relevant ESG proxy voting issues for its portfolio companies or supplementally explain why it believes such disclosure is not required.

Response 3.    Each applicable Fund’s principal investment strategies has been revised to clarify how the Advisor takes ESG factors into account as part of the investment process.

With respect to Comment 3(a), the Funds do not maintain a formal definition of ESG. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the comment.

With respect to Comment 3(b), the Funds do not use exclusionary or negative screens. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the comment.

With respect to Comment 3(c), the Registrant believes that the disclosure includes an appropriate level of detail and explains “in general terms how the adviser decides the securities to buy and sell” as required by Item 9(b)(2) of Form N-1A. The Registrant does not believe that further disclosure concerning specific ESG factors the Advisor considers is necessary.

With respect to Comments 3(d) and 3(e), the disclosure has been revised to state the following, which the Registrants believes to be responsive to the comments: “ESG factors are considered with respect to many companies in which the Fund may invest in order to identify issuers the Advisor believes will be materially impacted by such factors. ESG factors are some of the many factors considered in making investment decisions. The determinations based on ESG factors may not be conclusive and securities of such issuers may be purchased and retained by the Fund.”

With respect to Comment 3(f), the consideration of ESG factors is part of the Advisor’s investment process for managing the Funds and is not a principal investment strategy of the Funds. In contrast to funds where it may be appropriate to include ESG risk, these Funds do not seek to invest a certain percentage of their assets in companies that meet ESG goals. Accordingly, the Registrant does not believe that adding additional principal risk disclosure is appropriate.

With respect to Comment 3(g), the Registrant believes that the existing disclosure in the SAI, which describes the proxy voting policies and procedures used to vote proxies for the Funds, sufficiently describes how the applicable Funds will approach relevant ESG proxy voting issues. The disclosure includes specific references to how environmental proposals, corporate governance matters and social issues are considered. In addition, as noted in the disclosure, on an annual basis, the Registrant discloses on Form N-PX its proxy voting record, including a brief description of the matters on which it voted for each portfolio security and how each vote was cast. Accordingly, accordingly, the Registrant respectfully declines to revise the disclosure in response to the comment.

Comment 4.  The principal risks for RBC SMID Cap Growth Fund and RBC Small Cap Core Fund describes risks associated with investments in micro-cap companies. Please revise each Fund’s principal investment strategies to similarly include micro-cap companies or supplementally explain why it is a principal risk but not a principal strategy.

Response 4.    These Funds do not invest principally in micro-cap companies. According, the disclosure has been revised to remove the description of risks associated with investments in micro-cap companies.

Comment 5.  RBC SMID Cap Growth Fund’s principal risks describes risks associated with growth investing. Please revise the Fund’s principal investment strategies to similarly include growth investing.

Response 5.    The Registrant believes that the Fund’s 80% policy, which provides that the Fund “seeks long-term capital appreciation by normally investing at least 80% of its assets in common stocks of small- and mid-capitalization growth companies that fall within the market capitalization range of the Russell 2500™ Growth Index at the time of investment” provides an appropriate reference to growth investing. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 6.  For the RBC Enterprise Fund, please provide separate risk disclosure for micro-cap companies given that the Fund invests primarily in such companies.

Response 6.    The disclosure has been revised accordingly.

Comment 7.  Please revise the disclosure to clarify whether the “Additional Risks” identified in the “More on the Fund’s Investment Objective, Principal Investment Strategies and Principal Risks” section are principal risks or additional, non-principal, risks.

Response 7.    The Registrant believes that the current disclosure appropriately distinguishes the additional risks from the principal risks and provides useful information to Fund shareholders and potential investors. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 8.  The Funds’ additional risks include a discussion of liquidity risk. If liquidity risk is a principal risk of the Funds, please include liquidity risk disclosure in response to Items 4 and 9.

Response 8.    Liquidity risk is not a principal risk or additional risk of the Funds; accordingly, the disclosure regarding liquidity risk in the Prospectus has been deleted.

Comment 9.  Please revise the disclosure under “Legislation and Regulation Risks (All Funds)” in the SAI to reflect that the derivatives rulemaking is final.

Response 9.    The disclosure has been revised accordingly.

Comment 10.  The disclosure in the fifth paragraph under “Investment Restrictions – Supplemental (Non-Fundamental) Clarification of Certain Fundamental Investment Policies/Restrictions” states that “[f]or purposes of the fundamental investment policy regarding industry concentration, the Advisor or Sub-Advisor may classify issuers by industry in accordance with classifications set forth in the Directory of Companies Filing Annual Reports with the SEC or other sources.” Please revise the disclosure to clarify which other sources the Advisor or Sub-Advisor may use.

Response 10.  The disclosure has been revised to clarify that the Advisor or Sub-Advisor may also classify issuers by industry in accordance with the Global Industry Classification Standard (GICS).

Comment 11.  In the Staff’s view, the last two sentences of the fifth paragraph under “Investment Restrictions – Supplemental (Non-Fundamental) Clarification of Certain Fundamental Investment Policies/Restrictions” appear to reserve discretion for the Advisor to determine the industry classification of an issuer. Please delete or revise the disclosure to provide additional detail on when the Advisor may determine the industry classification of a given issuer.

Response 11.  The disclosure has been deleted.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (512) 394-3015. Thank you.

Sincerely,

/s/ Margaret Wilson
Margaret Wilson